FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

Not for release, publication or distribution in whole or in part in or into the United States, Australia, Canada, Japan and Italy. The shares to be issued in connection with the offer have not been and will not be registered under the U.S Securities Act of 1933 and may not be offered or sold in the United States.

FOR IMMEDIATE RELEASE

ANNOUNCEMENT OF A VOLUNTARY OFFER
BY NATIONAL BANK OF GREECE FOR ALL OUTSTANDING COMMON REGISTERED
SHARES OF EUROBANK ERGASIAS S.A.

5 October 2012

EXECUTIVE SUMMARY

National Bank of Greece S.A. (“NBG”), a société anonyme with Corporate Registration Number 6062/06/B/86/01 and registered seat in the Municipality of Athens (86 Aiolou Street) (the “Offeror”), announced today in accordance with article 6 para 1 of Law 3461/2006 (the “Law”) the submission of a voluntary share exchange offer (the “Tender  Offer”) to acquire all the outstanding ordinary registered shares, with a par value of €2.22 per share, issued by Eurobank Ergasias S.A., a société anonyme with Corporate Registration Number 6068/06/B/86/07, with its registered seat at the Municipality of Athens, 8 Othonos Street (“Eurobank”  and such shares of Eurobank, the “Shares”). The Offeror is offering to exchange new ordinary registered shares, with a new par value (post adjustment of the par value) of €1 per share of the Offeror on the basis of 58 new shares of the Offeror (the “Offeror Shares”) for every 100 shares of Eurobank. The Shares are listed and traded on the Athens Exchange (the “ATHEX”).

If upon completion of the Tender Offer, the Offeror acquires 100% of the Shares, the existing shareholders of the Offeror would be represented with 75% in the share capital of NBG, while the existing shareholders of Eurobank would hold the remaining 25%.

The market capitalization of NBG based on the closing share price on 4 October 2012 was €1,922 million and that of Eurobank was €603 million.

The completion of the Tender Offer (the “Completion”) is subject to customary regulatory and corporate approvals, including the approval from the extraordinary general meeting of the NBG shareholders.

Eurobank shareholders amounting to a total of 43.6% of Eurobank’s share capital, have committed to tender their Shares in the Tender Offer.

Following the Completion, the Offeror intends to proceed with a merger with Eurobank (the “Merger”).

NBG believes there is strong strategic rationale for the Tender Offer, as the combined entity:

•                  Would create an enlarged banking group with greater stability and viability better able both to contribute in financing the recovery of the Greek economy and to help restore confidence in the Greek financial system;

•                  In South East Europe, the combined product, distribution and balance sheet capabilities will enable the new banking group to better service customer needs across the region;

•                  Should achieve high synergy potential and value creation through a responsible integration plan that combines the best of both institutions; and

•                  Is expected to provide a materially improved exit path for the Hellenic Financial Stability Fund over the coming years.

George Zanias, Chairman of NBG said:

“The Tender Offer announced today aims to create a leading banking group in Greece that will be a pillar of stability of the Greek financial system and will provide much needed support for the Greek economic recovery.”

Alexandros Tourkolias, CEO of NBG said:

“With this Tender Offer, NBG accelerates the consolidation currently underway in the Greek banking system, creating a long term viable institution that can withstand the challenges that Greece is undergoing and at the same time create significant value to the shareholders of both banks. The support of certain key shareholders of Eurobank provides strong momentum to our Tender Offer; we are confident that the Board of Eurobank will also recognise the value creating nature of our Tender Offer and recommend the transaction to Eurobank’s shareholders. We welcome Eurobank’s highly-respected management and staff to the NBG and look forward to their significant contribution to our successful future together”.

The period for acceptance of the Tender Offer will commence on the date of publication of the information memorandum relating to the Tender Offer (the “Information Memorandum”). The results of the Tender Offer will be published within two business days from the end of the acceptance period as prescribed under the Law.

Credit Suisse Securities (Europe) Limited, is acting as financial advisor to NBG in connection with the Tender Offer and the subsequent Merger.

The Tender Offer

In accordance with article 9 of the Law, the Offeror is offering to exchange 58 new registered common shares of the Offeror with new nominal value €1 each, which will be listed on the ATHEX (Big Cap Category) for every 100 Tender Offer Shares tendered and validly accepted in the Tender Offer (the “Tendered Shares”) during the Tender Offer acceptance period.

The Tender Offer is for 552,948,427 Shares in total, which represent 100% of Eurobank’s paid-up common registered share capital and voting rights as of the date of this announcement (the “Tender Offer Shares”). The Offeror intends to acquire the Tender Offer Shares together with existing and future rights deriving therefrom, provided that the Tender Offer Shares and such rights are free and clear of all encumbrances, pledges, mortgages, restrictions, liens, charges or other third party rights.

The Offeror commenced the Tender Offer process on 5 October 2012 by informing the Hellenic Capital Market Commission (“HCMC”) and the Board of Directors of Eurobank of the Tender Offer and by submitting to them the Information Memorandum, pursuant to article 10 para 1 of the Law.

The transfer to the Offeror of the Tendered Shares under the Tender Offer by the accepting shareholders is subject to the payment to the Hellenic Exchanges S.A., Holding, Clearing, Settlement and Registry (the “HELEX”) of OTC transfer registration fees amounting to 0.08% of the value of the transaction. These HELEX fees shall be paid by the Offeror on behalf of holders who validly accept the Tender Offer and validly tender their Shares.

Shares validly tendered and transferred in the Tender Offer are subject to a transfer tax levied by the Hellenic Republic, currently at a rate of 0.20% of the market price at the date of settlement. Accepting Holders who receive the Tender Offer Shares will be liable to pay this tax.

The Tender Offer will become effective upon the approval of the Information Memorandum (which sets out all the terms of the Tender Offer) by the HCMC.

The Tender Offer is conditional on the satisfaction of the following conditions:

•                  The approval by the Extraordinary General Meeting of Shareholders, which will take place on 30 October 2012, of the share capital increase of the Offeror, with contribution in kind and in parallel the abolishment of the pre-emption rights of the existing shareholders with respect to its shares to be issued through the Tender Offer, including the approval of the abovementioned share capital increase by the preference shareholders in accordance with the provisions of Law 2190/1920; and

•                  Approvals from the Hellenic Financial Stability Fund, Bank of Greece, the Greek Competition Commission and the Directorate General for Competition and any other relevant authority in Greece or abroad.

In the event that any of the above approvals is not received prior to the last date of the acceptance period (initial or extended), the Tender Offer shall cease to be valid, subject to any extension of the acceptance period requested by the Offeror and approved by the HCMC pursuant to the Law.

The Offeror will not purchase any Shares in the open market or off-exchange from the day of this announcement until the end of the acceptance period except for those Shares tendered pursuant to the Tender Offer.

Following the transfer of a percentage of 43.6% from the EFG Consolidated Holdings S.A.  Group, “the Group”, to the nine members of the Latsis family as well as to the John S. Latsis Public Benefit Foundation, each of the above successors shareholders owns today approximately 4.4% of Eurobank (the “Successor Shareholders”) while the Group retains a percentage of 1.15%. The Successor Shareholders have committed through separate commitments to tender their Shares in the Tender Offer.

The Tender Offer is not being made, directly or indirectly, in or into the United States or in any other jurisdiction where the making of such offer would be unlawful.

The Combined Group

The corporate name of the combined entity will be NBG Group. The enlarged NBG Group will have, based on the financial statements of NBG and Eurobank as at 31 March 2012, combined total assets of €177.7 billion, total net loans of €109.7 billion and deposits of €87.9 billion.

The combined group will benefit from a distribution footprint spanning 925 branches in Greece, together with an enhanced presence in South Eastern Europe, with material positions in key regional markets including Turkey, Romania, Bulgaria and Serbia.

Customers will benefit from the enhanced capabilities of the combined group drawing on each bank’s competitive strengths, including a wider product offering, improved capacity to lend, and better and more efficient service.

Synergy Potential

It is estimated that the combined group will achieve annual pre-tax synergies of the order of €570-630 million by end 2015.

Sources of synergies include, inter alia:

•                  Combining the domestic and regional branch networks of the two banks;

•                  Consolidating the infrastructure, systems and central operations;

•                  Reducing general and administrative expenses domestically and internationally;

•                  Optimising the deposit gathering and funding strategy of the combined group; and

•                  Increasing share of wallet from existing customers through the enhanced product offering and balance sheet capacity of the combined group.

The combined group intends to manage the timing of the integration process in a flexible manner to limit as much as possible the social impact on the employees of both banks in light of the current environment.

Board and Management

George P. Zanias and Alexandros G. Tourkolias will remain Chairman and CEO of the new NBG Group respectively.

The intention is to have an appropriate sharing of Board of Directors positions between the two banks.  The Executive Committee and other senior management positions will be based on a “best of both” approach consistent with the respective strengths of both organisations and management teams.

Financial Advisor

Credit Suisse Securities (Europe) Limited (“Credit Suisse” or the “Advisor”) is acting as the Offeror’s advisor in connection with the Exchange Offer, in accordance with article 12 of the Law and will not be responsible to any person other than the Offeror for providing the protections afforded to clients of the Advisors, or for providing advice in relation to the Tender Offer. The Advisor is a company incorporated in the UK, with a registered office at One Cabot Square, London E14 4QJ. The Advisor is regulated by the Financial Services Authority.

Credit Suisse will act as the financial advisor to NBG in the subsequent merger.

IMPORTANT NOTICE:

The Exchange Offer is addressed to the shareholders of the Greek société anonyme, under the name “Eurobank Ergasias Bank S.A.”, in accordance with Law 3461/2006 on the “Implementation of EU Directive 2004/25/EC regarding tender offers” and is only addressed to persons to whom it may lawfully be made.

In particular, in order to comply with the laws in force in the countries below, the Tender Offer is not being made in any way by any means or manner (in writing or otherwise), directly or indirectly, within or to any country where, under its laws, the execution of this Tender Offer or the posting or distribution of this announcement is illegal or contravenes any applicable law, rule or regulation, or is subject to restrictions. For this reason, the distribution, dispatch, posting, delivery, mailing or in any other way disposal or forwarding of copies of this announcement, the Information Memorandum and any document or material which relates to the Tender Offer, by any person or entity, natural or legal, to, within or from any of these countries is prohibited. The Offeror and its Advisor are not liable for the breach of the above prohibitions by any person.

United States

This communication is not an offer for sale of securities in the United States. The Offer is not being made, directly or indirectly, in or into or by the use of the mails or any means or instrumentality (including, without limitation, facsimile, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States.  Accordingly, copies of this announcement, the Information Memorandum and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in, into or from the United States.  Persons receiving this announcement, the Information Memorandum and any related offering documents (including without limitation custodians, nominees and trustees) must not distribute or send them in, into or from the United States.  Doing so may invalidate any purported acceptance.

European Economic Area

No offer or invitation to acquire securities of National Bank of Greece S.A. is being made by or in connection with this release. Any such offer will be made solely by means of the Information Memorandum once it has been approved by the Hellenic Capital Market Commission and published in accordance with Greek law in connection with the Offer in Greece, or outside Greece in reliance upon any exemption set forth in any applicable law, rule or regulation.

United Kingdom

This communication is directed in the United Kingdom solely at persons who (i) have professional experience in matters relating to investments and who fall within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 ( Financial Promotion  Order 2005) or (ii) are high net worth entities and other persons to whom such communication may otherwise lawfully be made falling within Article 49(2) (A) to (D) ( all such persons together being referred to as “Relevant Persons”). This communication must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Italy

No Offer is being made, and will be made, directly or indirectly, in or into the Republic of Italy (“Italy”) as a public offer (as defined in article 1, paragraph 1, letter v) of the Legislative Decree no. 58 of February 24, 1998). The Offer, this Information Memorandum and any other documents or materials relating to the Offer have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, shareholders located in Italy are notified that the Offer is not intended to be addressed to them, they may not participate in the Offer and the Information Memorandum and any other offering material relating to the Offer or the Offer Shares may not be distributed or otherwise made available to them as part of the Offer. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Offer Shares or the Offer.

Forward looking statements

This announcement contains forward-looking statements regarding a possible merger between NBG and Eurobank. Such statements include statements about the benefits of the proposed merger, expected future earnings, revenues and cost savings and other such items, based on our plans, estimates and projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, the possibility that the possible tender offer will not be pursued. NBG disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement except as required by applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: October 5th, 2012

Chief Executive Officer